Exhibit 99.1

Media Release

IMV Inc. to Announce Second Quarter 2022 Results and Host a Conference Call and Webcast on August 11, 2022

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass. – August 4, 2022 -- IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or the “Company”) a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and hematologic cancers, today announced that it will hold a conference call and webcast on Thursday, August 11, 2022, at 8:00 a.m. ET to discuss the company’s 2022 second quarter financial and operational results.

Financial analysts are invited to join the conference call by registering at this link prior the call to receive their individual dial-in information.

Other interested parties will be able to access the live audio webcast by registering on IMV website: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX™. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology.

Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study is available, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com